QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.01

List of Subsidiaries

Domestic

Whitney Education Group, Inc.
EduTrades, Inc.
Wealth Intelligence Academy, Inc.
Whitney Consulting Services, Inc.
Mortgage Reduction System EquityCorp.
American Home Buyers Alliance, Inc.

International

Whitney Canada, Inc.
Whitney UK Limited
Whitney Australia PTY LTD
Whitney Education Espana, SL
Whitney Development Limited
Whitney International Limited

QuickLinks

List of Subsidiaries